Exhibit 99.1

FOR IMMEDIATE RELEASE

IHS HOLDING LIMITED REPORTS THIRD QUARTER 2023 FINANCIAL RESULTS

CONSOLIDATED HIGHLIGHTS – THIRD QUARTER 2023

●	Revenue of $467.0 million decreased 10.4% (or increased 30.6% organically) reflecting a $214.5 million year on year foreign exchange (“FX”) headwind largely as a result of the 78.2% devaluation of the Nigerian Naira (“NGN”)
●	Adjusted EBITDA of $232.0 million (49.7% Adjusted EBITDA Margin) decreased 15.5%
●	Loss for the period was $265.4 million
●	Cash from operations was $234.4 million
●	Adjusted Levered Free Cash Flow (“ALFCF”) was $79.6 million
●	Total Capex was $105.4 million
●	Maintaining 2023 guidance for revenue of $2,080-2,110 million, Adjusted EBITDA of $1,130-1,150 million, Capital expenditure (“Total Capex”) of $610-650 million and net leverage ratio target remains 3.0x-4.0x. Introducing ALFCF guidance of $385-405 million and removing Recurring Levered Free Cash Flow (“RLFCF”) guidance of similar amount.

London, United Kingdom, November 14, 2023. IHS Holding Limited (NYSE: IHS) (“IHS Towers” or the “Company”), one of the largest independent owners, operators, and developers of shared communications infrastructure in the world by tower count, today reported financial results for the third quarter ended September 30, 2023.

Sam Darwish, IHS Towers Chairman and Chief Executive Officer, stated, ”We are reporting a solid quarter of performance across our KPI’s driven by growth across each of our segments that reflects robust secular demand and the quality of our contract structures. The impact of the Naira devaluation since mid-June is of course impacting these Q3 results, but the FX protection mechanisms in our revenue contracts have begun to reset and we will see more evidence of this resetting in our Q4 results. The reduction in capex in the quarter reflects an increasingly more balanced approach we are taking to growth and cash generation in light of what remains a challenging macroeconomic environment across the world but particularly in Nigeria, and we now expect to be towards the low-end of our capex guidance range for the year.

We are encouraged by recent developments in Nigeria to address the ongoing situation and, having operated in the country for over 22 years, including during other significant devaluations, we are confident in the ability of our business there to return to growth as it has done before. We are also pleased to see improvements in macro conditions in Brazil and South Africa, and more broadly, we remain well positioned to benefit from the strong, long-term secular growth trends across our markets. We expect our heightened focus on cash generation to be even more evident in 2024, as we pursue operational efficiencies through productivity enhancements, cost reductions and slowing of capex vs. recent years. In addition, we are constantly reviewing our portfolio of markets and assets and will continue to focus our capital allocation on what we believe to be high-growth, core markets. We believe these initiatives will help enable IHS to sustain healthy double-digit organic growth while delivering the meaningful cash generation inherent in our business model.

We are maintaining our 2023 guidance although incremental FX headwinds now assumed in guidance equate to $11 million downside for the year versus rates previously assumed.

Lastly, regarding shareholder considerations, we continue to engage in constructive dialogue with Wendel and are making progress toward our mutual goals. We also continue to engage with MTN Group to better align on various commercial and governance matters and will provide additional updates at the appropriate time.”

RESULTS FOR THE THIRD QUARTER 2023

The table below sets forth select unaudited financial results for the quarters ended September 30, 2023 and September 30, 2022:

	Three months ended
	September 30,	September 30,		Y on Y
	2023	2022		Growth
	$’000	$’000%

Revenue	467,023	521,317		(10.4)
Adjusted EBITDA(1)	231,953	274,428	*	(15.5)
Loss for the period	(265,351)	(36,648)	**	(624.1)
Cash from operations	234,437	294,190		(20.3)
ALFCF(2)	79,610	89,656		(11.2)

(1)	Adjusted EBITDA is a non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” for additional information, definitions and a reconciliation to the most comparable IFRS measures.
(2)	Starting in the third quarter of 2023, we replaced RLFCF with ALFCF. ALFCF, unlike RLFCF, only includes the cash costs of business combination transaction costs, other costs and other income and excludes the reversal of movements in the net loss allowance on trade receivables and impairment of inventory to better reflect the liquidity position in each period. There is otherwise no change in the definition or calculation of this metric for the periods presented as a result of the name change. See “Use of Non-IFRS Financial Measures” for additional information, a definition and a reconciliation to the most comparable IFRS measures for ALFCF.
*	Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.
**

Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the GTS SP5 Acquisition in March 2022 and the MTN SA Acquisition in May 2022.

Impact of Nigerian Naira devaluation in mid-June 2023

In mid-June 2023, the Central Bank of Nigeria implemented steps to unify the Nigerian foreign exchange market by replacing the old regime of multiple exchange rate segments into a single Investors and Exporters (“I&E”) window within which foreign exchange transactions would be determined by market forces and which was subsequently renamed NAFEM (Nigeria Autonomous Foreign Exchange Market) in October 2023. The Group uses the USD/NGN rate published by Bloomberg, which is approximately aligned to the I&E (now NAFEM) window rate, for Group reporting purposes.

The NGN fell 59.4% between the period immediately prior to the announcement (June 14, 2023) and the month end rate as at June 30, 2023 and continues to experience volatility, having devalued further by 3.0% as at September 30, 2023. Due to the NGN devaluation, Revenue and Segment Adjusted EBITDA were negatively impacted by $180.5 million and $105.1 million, respectively, in the third quarter 2023.

Due to the timing of the devaluation, the average USD/NGN rate used to consolidate the Group results was NGN 767.7 for the third quarter of 2023 and NGN 579.0 for the nine months ended September 30, 2023, as opposed to the closing rate of NGN 775.6 on September 30, 2023.

The continued devaluation of the NGN in the third quarter of 2023 also resulted in an impact on finance, specifically related to unrealized foreign exchange losses of $76.8 million in our Nigeria segment. This is due to the USD denominated historical shareholder loans from Group entities to Nigeria and the USD denominated third party debt (such as the 2026, 2027 and 2028 Notes). As the functional currency of the Nigeria businesses is NGN, these USD balances have been revalued in NGN using the rate as of quarter-end resulting in an increase in unrealized loss on foreign exchange.

Results for the three months ended September 30, 2023 versus 2022

During the third quarter of 2023, revenue was $467.0 million compared to $521.3 million for the third quarter of 2022, a decrease of $54.3 million, or 10.4%. Organic growth was $159.7 million, or 30.6% driven primarily by foreign exchange resets, escalations and Lease Amendments. Revenue for the third quarter of 2022 included a one-off amount of $18.0 million. Aggregate inorganic revenue growth was $0.5 million, or 0.1%, for the third quarter of 2023, which primarily related to the fifth and sixth stages of the Kuwait Acquisition. The increase in organic growth was more than offset by the non-core impact of negative movements in foreign exchange rates of $214.5 million, or 41.2% of which $213.0 million was primarily due to the devaluation of the NGN.

Adjusted EBITDA was $232.0 million for the third quarter of 2023, compared to $274.4 million for the third quarter of 2022. Adjusted EBITDA margin for the third quarter of 2023 was 49.7% (third quarter of 2022: 52.6%). The decrease in Adjusted EBITDA primarily reflects the decrease in revenue due to negative movements in foreign exchange rates discussed above, alongside an increase in administrative expenses resulting from an increase in employee cost and professional fees and an increase in unrealized foreign exchange losses within cost of sales, partially offset by an overall decrease in cost of sales resulting from a decrease in power generation costs, maintenance costs and security costs.

Loss for the period was $265.4 million for the third quarter of 2023, compared to a loss of $36.6 million for the third quarter of 2022. The increase in loss for the period reflects the decrease in revenue discussed above and an increase in net finance costs, specifically related to the unrealized foreign exchange losses on financing the Group’s operations. This is coupled with an increase in cost of sales due to an increase in unrealized foreign exchange losses and an increase in net impairment of property, plant and equipment and prepaid land rent costs primarily driven by power equipment assets in our SSA segment being classified as assets held for sale and remeasured at fair value less costs to sell, alongside an increase in administrative expenses associated with staff costs and professional fees.

Cash from operations and ALFCF for the third quarter of 2023 were $234.4 million and $79.6 million, respectively, compared to $294.2 million and $89.7 million, respectively, for the third quarter of 2022. The decrease in cash from operations primarily reflects the aggregate impact of the decrease in revenue and increase in administrative expenses, partially offset by a decrease in cost of sales as discussed above. The decrease in ALFCF is primarily due to lower cash from operations explained above and an increase in net interest paid and income taxes paid. This is partially offset by decreases in maintenance capital expenditure, withholding tax and lease and rent payments made.

Segment results

Revenue and Segment Adjusted EBITDA:

Revenue and Segment Adjusted EBITDA, our key profitability measures used to assess the performance of our reportable segments, were as follows:

	Revenue			Segment Adjusted EBITDA
	Three months ended			Three months ended
	September 30,	September 30,		September 30,	September 30,
	2023	2022	Change	2023	2022		Change
	$'000	$'000%		$'000	$'000%

Nigeria	271,394	355,351	(23.6)	158,003	210,039		(24.8)
SSA	133,481	114,801	16.3	66,285	63,521	*	4.4
Latam	51,883	42,104	23.2	38,163	29,993		27.2
MENA	10,265	9,061	13.3	5,155	3,828		34.7
Other	—	—	—	(35,653)	(32,953)		(8.2)
Total	467,023	521,317	(10.4)	231,953	274,428	*	(15.5)

* Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

Nigeria

Revenue for our Nigeria segment decreased by $84.0 million, or 23.6%, to $271.4 million for the third quarter of 2023, compared to $355.4 million for the third quarter of 2022. Revenue increased organically by $129.1 million, or 36.3%, driven primarily by an increase in foreign exchange resets, escalations and Lease Amendments. Revenue for the third quarter of 2022 included one-off organic revenue of $18.0 million. The decrease in revenue was primarily driven by the non-core impact of negative movements in the Naira to U.S. dollar foreign exchange rate of $213.0 million, or 59.9%. Year-on-year, within our Nigeria segment, Tenants increased by 66, including 367 from New Sites and 622 from Colocation, partially offset by 923 Churned (which includes, from the first quarter of 2023, 727 towers occupied by our smallest Key Customer on which we were not recognizing revenue), while Lease Amendments increased by 4,170.

Segment Adjusted EBITDA for our Nigeria segment was $158.0 million for the third quarter of 2023, compared to $210.0 million for the third quarter of 2022, a decrease of $52.0 million, or 24.8%. The decrease in Segment Adjusted EBITDA primarily reflects the decrease in revenue driven by negative movements in foreign exchange discussed above coupled with unrealized foreign exchange losses of $15.8 million within other cost of sales. This is partially offset by an overall decrease in cost of sales of $32.1 million, primarily resulting from lower overall consumption and pricing of diesel of $38.2 million, alongside a decrease in maintenance cost and security cost of $5.1 million and $2.8 million, respectively.

SSA

Revenue for our SSA segment increased by $18.7 million, or 16.3%, to $133.5 million for the third quarter of 2023, compared to $114.8 million for the third quarter of 2022. Revenue increased organically by $23.7 million, or 20.7%, driven primarily by escalations, New Sites and Colocation and foreign exchange resets. The increase in revenue was partially offset by the non-core impact of negative movements in foreign exchange rates of $5.1 million, or 4.4%. Year-on-year, within our SSA segment, Tenants increased by 571, including 243 from New Sites and 342 from Colocation, partially offset by 14 Churned, while Lease Amendments increased by 837.

Segment Adjusted EBITDA for our SSA segment was $66.3 million for the third quarter of 2023, compared to $63.5 million for the third quarter of 2022, an increase of $2.8 million, or 4.4%. The increase in Segment Adjusted EBITDA primarily reflects the increase in revenue discussed above, partially offset by an increase in cost of sales and administrative expenses. Cost of sales increases resulted from higher power generation and maintenance costs of $12.9 million and $0.6 million, respectively, due to the increase in asset base, while administrative expenses increased by $1.5 million, primarily from staff costs and professional fees.

Latam

Revenue for our Latam segment increased by $9.8 million, or 23.2%, to $51.9 million for the third quarter of 2023, compared to $42.1 million for the third quarter of 2022. Revenue increased organically by $6.2 million, or 14.8%, driven primarily by an increase in growth from fiber and escalations. The increase in revenue was also driven by the non-core impact of positive movements in foreign exchange rates of $3.5 million, or 8.4%. Year-on-year, within our Latam segment, Tenants increased by 504, including 579 from New Sites and 190 from Colocation, partially offset by 269 Churned, while Lease Amendments increased by 78.

Segment Adjusted EBITDA for our Latam segment was $38.2 million for the third quarter of 2023, compared to $30.0 million for the third quarter of 2022, an increase of $8.2 million, or 27.2%. The increase in Segment Adjusted EBITDA primarily reflects the increase in revenue discussed above and a decrease in cost of sales of $1.5 million, of which $1.6 million is other costs. The increase in revenue and decrease in cost of sales is partially offset by an increase in administrative expenses of $3.1 million, of which $2.1 million is staff costs and $0.6 million is professional fees.

MENA

Revenue for our MENA segment increased by $1.2 million, or 13.3%, to $10.3 million for the third quarter of 2023, compared to $9.1 million for the third quarter of 2022. Revenue increased organically by $0.7 million, or 7.4% driven primarily by New Sites and escalations, and grew inorganically in the period by $0.5 million, or 5.6%. Year-on-year, within our MENA segment, Tenants increased by 162, including 58 from New Sites, and 109 from the closing of the sixth stage of the Kuwait Acquisition.

Segment Adjusted EBITDA for our MENA segment was $5.2 million for the third quarter of 2023, compared to $3.8 million for the third quarter of 2022, an increase of $1.3 million, or 34.7%. The increase in Segment Adjusted EBITDA primarily reflects the increase in revenue discussed above and a decrease in cost of sales of $0.1 million.

INVESTING ACTIVITIES

During the third quarter of 2023, capital expenditure (“Total Capex”) was $105.4 million, compared to $174.1 million for the third quarter of 2022. The decrease is primarily driven by lower capital expenditure for our Nigeria and SSA segments of $71.9 million and $21.7 million, respectively, partially offset by an increase in capital expenditure of $25.0 million for our Latam segment. The decrease in Nigeria was primarily driven by decreases of $30.4 million related to maintenance capital expenditure, $20.0 million related to Project Green and $13.4 million from New Site capital expenditure, $4.7 million of other capital expenditure and $4.1 million for purchase of land for new or existing sites, partially offset by an increase of $2.4 million in fiber capital expenditure. The decrease in SSA is primarily driven by decreases of $12.8 million related to refurbishment capital expenditure, $4.3 million from New Sites capital expenditure and $3.2 million in other capital expenditure. The increase in Latam is primarily driven by increases of $20.4 million related to New Sites capital expenditure, $2.7 million related to corporate capital expenditure and $1.7 million related to augmentation capital expenditure, partially offset by an increase of $1.9 million related to fiber capital expenditure. Our spending for Project Green was $8.3 million during the third quarter of 2023 and total spend since we began the project to September 30, 2023 was $187.1 million.

FINANCING ACTIVITIES AND LIQUIDITY

Below is a summary of key facilities we have entered into, repaid or amended during the third quarter of 2023. Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on September 30, 2023.

IHS Holding (2020) Revolving Credit Facility

In July 2023, the available commitments were increased to $300.0 million pursuant to the facility increase clause contained within the IHS Holding RCF.

Nigeria (2023) Revolving Credit Facility

As of November 13, 2023, there are no amounts drawn and outstanding under the Nigeria 2023 RCF.

IHS Brasil - Cessão de Infraestruturas S.A. Debentures

IHS Brasil - Cessão de Infraestruturas S.A. issued debentures for BRL 1,200.0 million (approximately $238.4 million), in September 2023 (as amended and/or restated from time to time, the “IHS Brasil Debentures”). The IHS Brasil Debentures amortize semi-annually until maturity in August 2031.

The IHS Brasil Debentures contain customary information and financial covenants, including but not limited to the maintenance of specified net debt to EBITDA and interest cover ratios. They also contain customary negative covenants and restrictions including, but not limited to, dividends and other payments to shareholders, intercompany loans and capital reductions.

The IHS Brasil Debentures are secured by a pledge over all shares owned by Centennial Towers Brasil Cooperatief U.A. and IHS Netherlands BR B.V. in IHS Brasil – Cessão de Infraestruturas S.A. and a pledge over the bank account where the companies’ receivables are deposited.

The IHS Brasil Debentures have an interest rate of CDI plus 3.10% (assuming a 252-day calculation basis) and will terminate in August 2031.

The proceeds from the issuance of the IHS Brasil Debentures were applied towards, inter alia, refinancing certain indebtedness of IHS Brasil - Cessão de Infraestruturas S.A. (including the IHS Brasil Facilities and the GTS Facility, as set out below) and general corporate and working capital purposes.

IHS Brasil - Cessão de Infraestruturas S.A. Facilities

In September 2023, we prepaid the full remaining principal amount of the IHS Brasil Facilities and the GTS Facility of BRL 713.6 million (approximately $141.8 million) (plus accrued interest) using the proceeds received following the issuance of the IHS Brasil Debentures.

FINANCING ACTIVITIES AND LIQUIDITY AFTER REPORTING PERIOD

Below is a summary of key facilities we have entered into, repaid or amended after the third quarter of 2023.

IHS Holding (2022) Bullet Term Loan Facility

In October 2023, the available commitments under the IHS Holding 2022 Term Loan were voluntarily reduced by $100.0 million and the availability period on the remaining balance of $130.0 million in available commitments was extended to April 2024 from October 2023.

As of November 13, 2023, $370.0 million of the IHS Holding 2022 Term Loan was drawn. The undrawn portion of $130.0 million can be applied toward general corporate purposes.

IHS South Africa Overdraft

IHS SA entered into a ZAR 350.0 million (approximately $18.5 million) overdraft facility agreement in October 2023 (the “IHS SA Overdraft”). The IHS SA Overdraft is governed by South African law and funds borrowed under the facility will be applied towards general corporate purposes. The IHS SA Overdraft will terminate in October 2024.

As of November 13, 2023, ZAR 117.9 million (approximately $6.2 million) has been drawn down under this facility.

IHS Holding (2020) Revolving Credit Facility

In November 2023, the IHS Holding RCF was further amended and restated to, among other things, extend the termination date to October 30, 2026.

SHARE BUYBACK PROGRAM

In August 2023, the Company’s board of directors (the “Board”) authorized a stock repurchase program for up to $50.0 million of the Company’s ordinary shares, effective as of August 15, 2023 through August 15, 2025, subject to market conditions, contractual restrictions, regulatory requirements and other factors.

During the third quarter of 2023, the Company repurchased 948,101 shares, at an average price of $5.04 per share, for $4.8 million under its stock repurchase program. Shares repurchased were cancelled.

Full Year 2023 Outlook Guidance

The following full year 2023 guidance is based on a number of assumptions that management believes to be reasonable and reflects the Company’s expectations as of November 14, 2023. Actual results may differ materially from these estimates as a result of various factors, and the Company refers you to the cautionary language regarding “forward-looking” statements included in this press release when considering this information. The Company’s outlook reflects 1) $48.1 million of non-recurring revenue as adjusted for withholding tax in first quarter of 2023 from our smallest Key Customer in Nigeria for services previously provided but for which revenue had not been recognized, and 2) approximately $25.0 million of power pass through revenue in South Africa ($13.0 million through third quarter 2023). Guidance does not include revenue from the Egypt operations.

The Company’s outlook is based on the following assumptions:

●	Organic revenue Y/Y growth of approximately 34% (31% when excluding the $48.1 million non-recurring revenue in first quarter 2023)
●	Average foreign currency exchange rates to 1.00 U.S. Dollar for January 1, 2023 through December 31, 2023 for key currencies: (a) 628.0 Nigerian Naira; (b) 5.01 Brazilian Real (c) 0.93 Euros (d) 18.51 South African Rand
●	Project Green capex $90.0-100.0 million
●	Build-to-suit of circa 1,250 sites of which ~200 sites in Nigeria and ~750 sites in Brazil
●	Net leverage ratio target of 3.0x-4.0x

Metric	Current Range	Previous Range
Revenue	$2,080M - $2,110M	$2,080M - $2,110M
Adjusted EBITDA (1)	$1,130M - $1,150M	$1,130M - $1,150M
Recurring Levered Free Cash Flow (2)	Not applicable	$385M - $405M
Adjusted Levered Free Cash Flow (2)	$385M - $405M	Not applicable
Total Capex	$610M - $650M	$610M - $650M

(1)	Adjusted EBITDA and ALFCF are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” for additional information and a reconciliation to the most comparable IFRS measures. We are unable to provide a reconciliation of Adjusted EBITDA and ALFCF to (loss)/profit and cash from operations, respectively, for the periods presented above without an unreasonable effort, due to the uncertainty regarding, and the potential variability, of these costs and expenses that may be incurred in the future, including, in the case of Adjusted EBITDA, share-based payment expense, finance costs, and insurance claims, and in the case of ALFCF net movement in working capital and other non-operating expenses, each of which adjustments may have a significant impact on these non-IFRS measures.
(2)	Starting in the third quarter of 2023, we replaced RLFCF with ALFCF. We have presented RLFCF above solely for the purpose of showing our previous guidance range for comparative purposes and it is replaced by ALFCF guidance for the full year 2023. As described last quarter, we are unable to provide a reconciliation of RLFCF to (loss)/profit and cash from operations, respectively, for the periods presented above without an unreasonable effort. ALFCF, unlike RLFCF, only includes the cash costs of business combination transaction costs, other costs and other income and excludes the reversal of movements in the net loss allowance on trade receivables and impairment of inventory to better reflect the liquidity position in each period. There is otherwise no change in the definition or calculation of this metric for the periods presented as a result of the name change. See “Use of Non-IFRS Financial Measures” for additional information, a definition and a reconciliation to the most comparable IFRS measures for ALFCF.

Conference Call

IHS Towers will host a conference call on November 14, 2023 at 8:30am ET to review its financial and operating results. Supplemental materials will be available on the Company’s website, www.ihstowers.com. The conference call can be accessed by calling +1 646 307 1963 (U.S./Canada) or +44 20 3481 4247 (UK/International). The call passcode is 8388435.

A simultaneous webcast and replay will be available in the Investor Relations section of the Company’s website, www.ihstowers.com, on the Earnings Materials page.

Upcoming Conferences and Events

IHS Towers management is expected to participate in the upcoming conferences outlined below:

●	RBC Capital Markets Technology, Internet, Media and Telecom Conference (New York) – November 15, 2023
●	Wells Fargo 7th Annual TMT Summit (Rancho Palos Verdes, CA) – November 28, 2023
●	UBS Annual Global TMT Conference (New York) – December 5, 2023
●	New Street Research/BCG Future Series Conference: The Future of Wireless, AI and Convergence (New York) – December 12, 2023

About IHS Towers

IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is one of the largest independent multinational towercos solely focused on emerging markets. The Company has nearly 40,000 towers across its 11 markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Egypt, Kuwait, Nigeria, Peru, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

Cautionary statement regarding forward-looking Information

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our future results of operations and financial position, including our anticipated results for the fiscal year 2023, industry and business trends, business strategy, plans, market growth, the impact of the devaluation of the Naira and other economic and geopolitical factors on our future results and operations, our objectives for future operations and our participation in upcoming presentations and events.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks and/or ability to access U.S. Dollars in our markets;
●	the effect of regional or global health pandemics, geopolitical conflicts and wars (including the current conflict between Russia and Ukraine) and acts of terrorism;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap and Project Green, including plans to reduce diesel consumption, integrate solar panel and battery storage solutions on tower sites and connect more sites to the electricity grid;
●	reliance on third-party contractors or suppliers, including failure, underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, supply chain issues or for other reasons;
●	our estimates and assumptions and estimated operating results may differ materially from actual results;
●	increases in operating expenses, including increased costs for diesel;
●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;

●	loss of customers;
●	risks related to our indebtedness;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	the identification by management of material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations;
●	increased costs, harm to reputation, or other adverse impacts related to increased intention to and evolving expectations for environmental, social and governance initiatives;
●	reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	inability to raise financing to fund future growth opportunities or operating expense reduction strategies;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	fluctuations in global prices for diesel or other materials;
●	disruptions in our supply of diesel or other materials;
●	legal and arbitration proceedings;
●	reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate, including but not limited to local community opposition to some of our sites or infrastructure, and the risks from our investments into emerging and other less developed markets;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;

●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS) (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022*	2023	2022*
	$’000	$’000	$’000	$’000

Revenue	467,023	521,317	1,615,755	1,435,132
Cost of sales	(365,032)	(297,598)	(949,774)	(818,797)
Administrative expenses	(93,835)	(91,527)	(291,877)	(284,941)
(Net loss allowance)/net reversal of loss allowance on trade receivables	(711)	1,597	(5,225)	3,397
Other income	33	70	369	4,207
Operating profit	7,478	133,859	369,248	338,998
Finance income	5,823	6,412	18,233	11,035
Finance costs	(261,993)	(234,223)	(1,804,222)	(574,081)
Loss before income tax	(248,692)	(93,952)	(1,416,741)	(224,048)
Income tax expense/(benefit)	(16,659)	57,304	(89,118)	23,945
Loss for the period	(265,351)	(36,648)	(1,505,859)	(200,103)

Loss attributable to:
Owners of the Company	(263,377)	(30,702)	(1,497,525)	(190,941)
Non‑controlling interests	(1,974)	(5,946)	(8,334)	(9,162)
Loss for the period	(265,351)	(36,648)	(1,505,859)	(200,103)

Loss per share—basic $	(0.79)	(0.09)	(4.49)	(0.58)
Loss per share—diluted $	(0.79)	(0.09)	(4.49)	(0.58)

Other comprehensive income/(loss):
Items that may be reclassified to profit or loss
Fair value loss through other comprehensive income	—	—	7	—
Exchange differences on translation of foreign operations	4,789	(52,962)	629,748	(43,309)
Other comprehensive income/(loss) for the period, net of taxes	4,789	(52,962)	629,755	(43,309)

Total comprehensive loss for the period	(260,562)	(89,610)	(876,104)	(243,412)

Total comprehensive loss attributable to:
Owners of the Company	(251,373)	(79,165)	(876,163)	(240,219)
Non‑controlling interests	(9,189)	(10,445)	59	(3,193)
Total comprehensive loss for the period	(260,562)	(89,610)	(876,104)	(243,412)

* Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the GTS SP5 Acquisition in March 2022 and the MTN SA Acquisition in May 2022.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

AT SEPTEMBER 30, 2023 AND DECEMBER 31, 2022

	September 30,	December 31,
	2023	2022*
	$’000	$’000
ASSETS
Non‑current assets
Property, plant and equipment	1,754,367	2,075,441
Right of use assets	883,234	965,019
Goodwill	638,538	763,388
Other intangible assets	908,821	1,049,103
Fair value through other comprehensive income financial assets	10	10
Deferred income tax assets	60,873	78,369
Derivative financial instrument assets	1,889	6,121
Trade and other receivables	153,972	130,347
	4,401,704	5,067,798
Current assets
Inventories	60,381	74,216
Income tax receivable	2,375	1,174
Trade and other receivables	629,245	663,467
Cash and cash equivalents	425,436	514,078
Assets held for sale	21,139	—
	1,138,576	1,252,935
Total assets	5,540,280	6,320,733

LIABILITIES
Current liabilities
Trade and other payables	569,761	669,149
Provisions for other liabilities and charges	309	483
Derivative financial instrument liabilities	51,887	1,393
Income tax payable	65,322	70,008
Borrowings	457,941	438,114
Lease liabilities	86,898	87,240
	1,232,118	1,266,387
Non‑current liabilities
Trade and other payables	5,493	1,459
Borrowings	3,084,214	2,906,288
Lease liabilities	507,008	518,318
Provisions for other liabilities and charges	84,811	84,533
Deferred income tax liabilities	141,842	183,518
	3,823,368	3,694,116
Total liabilities	5,055,486	4,960,503

EQUITY
Stated capital	5,391,363	5,311,953
Accumulated losses	(4,814,310)	(3,317,652)
Other reserves	(321,440)	(861,271)
Equity attributable to owners of the Company	255,613	1,133,030
Non‑controlling interest	229,181	227,200
Total equity	484,794	1,360,230
Total liabilities and equity	5,540,280	6,320,733

* Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

	Attributable to owners of the Company
					Non‑
	Stated	Accumulated	Other		controlling	Total
	capital	losses	reserves	Total	interest	equity
	$’000	$’000	$’000	$’000	$’000	$’000

Balance at January 1, 2022	5,223,484	(2,860,205)	(842,911)	1,520,368	223,188	1,743,556
NCI arising on business combination	—	—	—	—	831	831
Options converted to shares	86,470	—	(86,470)	—	—	—
Share‑based payment expense	—	—	10,230	10,230	—	10,230
Other reclassifications related to share-based payment	—	1,560	(2,835)	(1,275)	—	(1,275)
Total transactions with owners of the company	86,470	1,560	(79,075)	8,955	831	9,786

Loss for the period*	—	(190,941)	—	(190,941)	(9,162)	(200,103)
Other comprehensive (loss)/income*	—	—	(49,278)	(49,278)	5,969	(43,309)
Total comprehensive loss*	—	(190,941)	(49,278)	(240,219)	(3,193)	(243,412)

Balance at September 30, 2022*	5,309,954	(3,049,586)	(971,264)	1,289,104	220,826	1,509,930

Balance at January 1, 2023	5,311,953	(3,317,652)	(861,271)	1,133,030	227,200	1,360,230
Shares repurchased and cancelled through buyback program	(10,022)	—	—	(10,022)	—	(10,022)
NCI arising on business combination	—	—	—	—	1,922	1,922
Share‑based payment expense	—	—	9,327	9,327	—	9,327
Options converted to shares	89,432	—	(89,432)	—	—	—
Other reclassifications related to share based payment	—	867	(1,426)	(559)	—	(559)
Total transactions with owners of the company	79,410	867	(81,531)	(1,254)	1,922	668

Loss for the period	—	(1,497,525)	—	(1,497,525)	(8,334)	(1,505,859)
Other comprehensive income	—	—	621,362	621,362	8,393	629,755
Total comprehensive (loss)/income	—	(1,497,525)	621,362	(876,163)	59	(876,104)

Balance at September 30, 2023	5,391,363	(4,814,310)	(321,440)	255,613	229,181	484,794

* Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the GTS SP5 Acquisition in March 2022 and the MTN SA Acquisition in May 2022

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
	$’000	$’000	$’000	$’000

Cash flows from operating activities
Cash from operations	234,437	294,190	750,428	677,599
Income taxes paid	(8,450)	(6,452)	(42,407)	(46,454)
Payment for rent	(1,204)	(1,175)	(4,147)	(5,305)
Payment for tower and tower equipment decommissioning	(6)	(320)	(327)	(178)
Net cash generated from operating activities	224,777	286,243	703,547	625,662

Cash flow from investing activities
Purchase of property, plant and equipment	(124,413)	(122,011)	(393,015)	(284,867)
Payment in advance for property, plant and equipment	(18,772)	(51,870)	(88,920)	(139,783)
Purchase of software and licenses	(3,494)	(234)	(19,670)	(13,238)
Consideration paid on business combinations, net of cash acquired	(4,486)	(8,993)	(4,486)	(735,917)
Proceeds from disposal of property, plant and equipment	508	255	1,468	1,109
Insurance claims received	32	80	310	1,694
Interest income received	5,761	3,364	17,338	10,380
Deposit of short term deposits	(59,173)	(70,628)	(187,938)	(358,694)
Refund of short term deposits	15,908	10,733	36,631	162,316
Net cash used in investing activities	(188,129)	(239,304)	(638,282)	(1,357,000)

Cash flows from financing activities
Transactions with non-controlling interest	—	11	—	11
Shares repurchased and cancelled through buyback program	(5,713)	—	(5,713)	—
Bank loans received	318,765	118,884	976,944	834,677
Bank loans repaid	(226,741)	(44,184)	(644,591)	(114,211)
Fees on loans and derivative instruments	(6,149)	(3,282)	(14,820)	(12,559)
Interest paid	(79,173)	(69,070)	(224,118)	(173,739)
Payment for the principal of lease liabilities	(14,844)	(22,966)	(59,426)	(52,717)
Interest paid for lease liabilities	(15,405)	(11,543)	(40,699)	(27,763)
Initial margin received on non‑deliverable forwards	145	6,629	197	13,106
(Losses) settled/ profits received on non‑deliverable forwards	—	(172)	420	(3,197)
Net cash (used in)/generated from financing activities	(29,115)	(25,693)	(11,806)	463,608

Net increase/(decrease) in cash and cash equivalents	7,533	21,246	53,459	(267,730)
Cash and cash equivalents at beginning of period	433,048	567,298	514,078	916,488
Effect of movements in exchange rates on cash	(15,145)	(58,076)	(142,101)	(118,290)
Cash and cash equivalents at end of period	425,436	530,468	425,436	530,468

Use of Non-IFRS financial measures

Certain parts of this press release contain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Levered Free Cash Flow (“ALFCF”). The non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies.

We define Adjusted EBITDA as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, listing costs and certain other items that management believes are not indicative of the core performance of our business. The most directly comparable IFRS measure to Adjusted EBITDA is our profit/(loss) for the period.

Segment Adjusted EBITDA (defined as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, costs relating to this offering and certain other items that management believes are not indicative of the core performance of its business)) to assess the performance of the business.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

We believe that Adjusted EBITDA is an indicator of the operating performance of our core business. We believe Adjusted EBITDA and Adjusted EBITDA Margin, as defined above, are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items which have less bearing on our core operating performance. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS and you should not consider Adjusted EBITDA or Adjusted EBITDA Margin as an alternative to profit/(loss) for the period or other financial measures determined in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
●	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements that would be required for such replacements;
●	some of the items we eliminate in calculating Adjusted EBITDA and Adjusted EBITDA Margin reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and

●	the fact that other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, which limits their usefulness as comparative measures.

Accordingly, prospective investors should not place undue reliance on Adjusted EBITDA or Adjusted EBITDA Margin.

We define ALFCF as cash from operations, before certain items of income or expenditure that management believes are not indicative of the core cash flow of our business (to the extent that these items of income and expenditure are included within cash flow from operating activities), and after taking into account net working capital movements, net interest paid or received, withholding tax, income taxes paid, lease payments made, maintenance capital expenditure, and routine corporate capital expenditure. We believe that it is important to measure the free cash flows we have generated from operations, after accounting for the cash cost of funding and routine capital expenditure required to generate those cash flows. Starting in the third quarter 2023, we replaced RLFCF with ALFCF. Unlike RLFCF, ALFCF only includes the cash costs of business combination transaction costs, other costs and other income and excludes the reversal of movements in the net loss allowance on trade receivables and impairment of inventory to better reflect the liquidity position in each period. There is otherwise no change in the definition or calculation of this metric for the periods presented as a result of the name change.

We believe ALFCF is useful to investors because it is also used by our management for measuring our operating cash flow, liquidity and allocating resources. While Adjusted EBITDA provides management with a basis for assessing its current operating performance, we use ALFCF in order to assess the long-term, sustainable operating liquidity of our business. ALFCF is derived through an understanding of the funds generated from operations, taking into account our capital structure and the taxation environment (including withholding tax implications), as well as the impact of non-discretionary maintenance capital expenditure and routine corporate capital expenditure. ALFCF provides management with a metric through which to measure the underlying cash generation of the business by further adjusting for expenditure that are non-discretionary in nature (such as interest paid and income taxes paid), as well as certain cash items that impact cash from operations in any particular period.

ALFCF and similar measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an ALFCF-related measure when reporting their results. Such measures are used in the telecommunications infrastructure sector as they are seen to be important in assessing the liquidity of a business. We present ALFCF to provide investors with a meaningful measure for comparing our liquidity to those of other companies, particularly those in our industry.

ALFCF and similar measures are used by different companies for differing purposes and is often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing ALFCF as reported by us to ALFCF or similar measures as reported by other companies. ALFCF is unaudited and has not been prepared in accordance with IFRS.

ALFCF is not intended to replace cash from operations for the period or any other measures of cash flow under IFRS. ALFCF has limitations as an analytical tool, and you should not consider it in isolation. Some of these limitations are:

●	not all cash changes are reflected, for example, changes in working capital are not included and discretionary capital expenditure are not included;
●	some of the items that we eliminate in calculating ALFCF reflect cash payments that have less bearing on our liquidity, but that impact our operating results for the applicable period;
●	the fact that certain cash charges, such as lease payments made, can include payments for multiple future years that are not reflective of operating results for the applicable period, which may result in lower lease payments for subsequent periods;
●	the fact that other companies in our industry may have different capital structures and applicable tax regimes, which limits its usefulness as a comparative measure; and
●	the fact that other companies in our industry may calculate ALFCF differently than we do, which limits their usefulness as comparative measures.

Accordingly, you should not place undue reliance on ALFCF.

Reconciliation from profit for the period to Adjusted EBITDA

The following is a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, which is profit for the three and nine months ended September 30, 2023 and 2022:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022*	2023	2022*
	$'000	$'000	$'000	$'000

Loss	(265,351)	(36,648)	(1,505,859)	(200,103)
Adjustments:
Income tax expense	16,659	(57,304)	89,118	(23,945)
Finance costs(a)	261,993	234,223	1,804,222	574,081
Finance income(a)	(5,823)	(6,412)	(18,233)	(11,035)
Depreciation and amortization	104,931	117,474	340,381	340,173
Impairment of withholding tax receivables(b)	10,508	11,422	35,112	39,141
Business combination transaction costs	161	3,685	1,647	17,928
Net impairment of property, plant and equipment and prepaid land rent (c)	103,429	3,099	108,510	1,768
Net (gain)/loss on disposal of property, plant and equipment	(386)	(134)	(952)	13,650
Share-based payment expense(d)	2,654	4,127	9,571	9,752
Insurance claims(e)	(32)	(70)	(310)	(1,686)
Other costs(f)	3,211	966	8,059	1,274
Other income(g)	(1)	—	(59)	(2,521)
Adjusted EBITDA	231,953	274,428	871,207	758,477
Divided by total revenue	467,023	521,317	1,615,755	1,435,132
Adjusted EBITDA Margin	49.7%	52.6%	53.9%	52.9%

* Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the GTS SP5 Acquisition in March 2022 and the MTN SA Acquisition in May 2022

(a)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(b)	Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(c)	Represents non-cash charges related to the impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites.
(d)	Represents credits and expense related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.
(e)	Represents insurance claims included as non-operating income.
(f)	Other costs for the three months ended September 30, 2023 included one-off consulting fees related to corporate structures and operating systems of $1.7 million and one-off consulting services of $0.7 million. Other costs for the nine months ended September 30, 2023 included one-off consulting fees related to corporate structures and operating systems of $4.5 million, one-off consulting services of $1.7 million and one-off professional fees related to financing of $0.2 million. Other costs for the three months and nine months ended September 30, 2022 included professional costs related to Sarbanes-Oxley (SOX) implementation costs of $1.0 million along with professional fees and system implementation costs.
(g)	Other income for the nine months ended September 30, 2022 related to a tax indemnity receipt from a seller relating to a prior acquisition.

Reconciliation from cash from operations to ALFCF

The following is a reconciliation of ALFCF to the most directly comparable IFRS measure, which is cash from operations for the three and nine months September 30, 2023 and 2022:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
	$'000	$'000	$'000	$'000

Cash from operations	234,437	294,190	750,428	677,599
Net movement in working capital	(2,355)	(23,214)	124,275	67,895
Income taxes paid	(8,450)	(6,452)	(42,407)	(46,454)
Withholding tax(a)	(23,159)	(28,854)	(90,088)	(84,835)
Lease and rent payments made	(31,453)	(35,684)	(104,272)	(85,785)
Net interest paid(b)	(73,412)	(65,706)	(206,780)	(163,359)
Business combination transaction costs	328	6,264	4,436	16,884
Other costs(c)	2,969	740	7,747	5,753
Other income(d)	—	(2,500)	—	(2,500)
Maintenance capital expenditure(e)	(19,259)	(48,894)	(114,278)	(117,681)
Corporate capital expenditure(f)	(36)	(234)	(1,590)	(1,321)
ALFCF(g)	79,610	89,656	327,471	266,196
Non-controlling interest	(3,186)	(1,461)	(7,747)	(5,231)
ALFCF excluding non-controlling interest	76,424	88,195	319,724	260,965
(a)	Withholding tax primarily represents amounts withheld by customers and amounts paid on bond interest in Nigeria which is paid to the local tax authority. The amounts withheld by customers may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company.
(b)	Represents the aggregate value of interest paid and interest income received.
(c)	Other costs for the three and nine months ended September 30, 2023 included one-off consulting fees related to corporate structures and operating systems and one-off consulting services and one-off professional fees related to financing. Other costs for the three months and nine months ended September 30, 2022 included professional costs related to Sarbanes-Oxley (SOX) implementation costs million along with professional fees and system implementation costs.
(d)	Other income for the nine months ended September 30, 2022 related to a tax indemnity receipt from a seller relating to a prior acquisition.
(e)	We incur capital expenditure in relation to the maintenance of our towers and fiber equipment, which is non- discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair, refurbishment and replacement of tower, fiber equipment and power equipment at existing sites to keep such assets in service.

(f)	Corporate capital expenditure, which are non-discretionary in nature, consist primarily of routine spending on information technology infrastructure.

(g)	ALFCF replaces the previously used RLFCF metric with effect from third quarter 2023. ALFCF only includes the cash costs of business combination transaction costs, other costs and other income and excludes the reversal of movements in the net loss allowance on trade receivables and impairment of inventory to better reflect the liquidity position in each period. There is otherwise no change in the definition or calculation of this metric for the periods presented as a result of the name change.